Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus, and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, each dated December 31, 2023, and each included in this Post-Effective Amendment No. 39 to the Registration Statement (Form N-1A, File No. 333-200168) of The RBB Fund Trust (the “Registration Statement).

We also consent to the incorporation by reference of our report dated October 30, 2023, with respect to the financial statements and financial highlights of  Evermore Global Value Fund (one of the funds constituting The RBB Fund Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended August 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
December 21, 2023